

02057955

PE
9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____).

Enclosure:

1. Notification of Major Interest in Shares dated September 6, 2002 announcing the sale of securities by a substantial shareholder.

2. Notification of Major Interest in Shares dated September 12, 2002 announcing the purchase of securities by a substantial shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2002

Vernalis Group plc

By:

Richard Robinski
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest JP MORGAN SECURITIES LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them JP MORGAN CAPITAL PARTNERS

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed 352,098	8. Percentage of issued class 0.82%

9. Class of security ORDINARY 10 PENCE SHARES	10. Date of transaction 5TH SEPTEMBER 2002	11. Date company informed 6TH SEPTEMBER 2002

12. Total holding following this notification 1,894,893	13. Total percentage holding of issued class following this notification 4.41%

14. Any additional information	15. Name of contact and telephone number for queries RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133

16. Name and signature of authorised company official responsible for making this notification RICHARD ROBINSKI, COMPANY SECRETARY

Date of notification 6TH SEPTEMBER 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
VERNALIS GROUP PLC	HBOS PLC

| 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN NO. 2 ABOVE | 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ST JAMES'S PLACE UK PLC   SJP RF79   729,459
ST JAMES'S PLACE UK PLC   SJP RF82   1,051,503
ST JAMES'S PLACE UK PLC   SJP RF83   72,473
ST JAMES'S PLACE UK PLC   SJP RF91   669,138
ST JAMES'S PLACE UK PLC   SJP RF92   55,355 |

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
1,978,657	4.6%	NOT DISCLOSED	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10 PENCE SHARES	5TH SEPTEMBER 2002	10TH SEPTEMBER 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
2,577,928	6%

14. Any additional information	15. Name of contact and telephone number for queries
THE ABOVE HOLDING REPRESENTS HBOS' MATERIAL AND NON-MATERIAL INTEREST	RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133

16. Name and signature of authorised company official responsible for making this notification
RICHARD ROBINSKI, COMPANY SECRETARY

Date of notification 12TH SEPTEMBER 2002